EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our interim financial statements for the three months and six months ended June 30, 2012, our 2011 annual financial statements and our 2011 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of July 30, 2012.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

How this section is organized - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2012;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after June 30, 2012 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2012 financial outlook;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

OVERVIEW

KEY HIGHLIGHTS

Our results for the second quarter and first half of 2012 were on track with our expectations and we are progressing on our key priorities.

•
We reported 3% growth in revenues from ongoing businesses (before currency)(1) which was led by our Legal, Tax & Accounting and Intellectual Property & Science segments, which increased 7% in the aggregate. Growth from these segments reflected the benefit of recent acquisitions as well as our investments in products, adjacent markets and new geographic areas. Our Financial & Risk segment grew 1% (before currency)(1) in what continues to be a very challenging and volatile global financial services market, particularly in Europe.

•
Adjusted EBITDA increased slightly and the associated margin(1) decreased slightly as higher expenses in our Financial & Risk segment related to spending on products and customer service and administration to improve our customer service and support levels more than offset the elimination of Reuters integration expenses, as we completed the program last year. Underlying operating profit declined 8% and the associated margin(1) decreased 190 basis points reflecting higher expenses in Financial & Risk and higher depreciation and amortization from investments in products. Adjusted earnings per share(1) of $0.54 increased 6% as the elimination of integration expenses and lower taxes were partially offset by lower underlying operating profit.

In June 2012, we completed the sale of our Healthcare business for $1.25 billion in cash and in July 2012, we announced two planned acquisitions that support key growth businesses: FXall, the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers within our Financial & Risk segment and MarkMonitor, a provider of online brand protection, within our Intellectual Property & Science segment.

We recently reaffirmed our 2012 business outlook that we originally communicated in February. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

OUR ORGANIZATIONAL STRUCTURE

Thomson Reuters is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. This structure became effective January 1, 2012 and is intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company. We were previously organized as two divisions: Professional (consisting of our legal, tax and accounting and intellectual property and science businesses) and Markets (consisting of our financial and media businesses).

Under our current structure, the new Financial & Risk unit consists of the financial businesses that were previously part of our Markets division and most of the Governance, Risk & Compliance businesses that were previously included within our Legal segment. We also operate a Global Growth & Operations organization which works across our business units to identify opportunities in faster growing geographic areas. Our News organization and Media business, previously part of the Markets division, are managed at our corporate center. See the “Business” section of our 2011 annual report for additional information about our strategic business units.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted EBITDA and adjusted EBITDA margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Free cash flow from ongoing operations.

We have historically reported non-IFRS financial measures as we believe their use provides more insight into our performance. Please see Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. Please see the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on various bases, all of which exclude discontinued operations and include the performance of acquired businesses from the date of their purchase.

Consolidated results

We discuss our consolidated results from continuing operations as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis which, among other adjustments, excludes “Other businesses”, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our interim financial statements for the three and six months ended June 30, 2012: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. Our reportable segments align with our strategic business unit structure and reflect how we manage our company from January 1, 2012 (1).

We also provide information on “Corporate & Other” and “Other businesses”. The items in these categories do not qualify as a component of another reportable segment, nor as a separate reportable segment. Corporate & Other includes expenses for corporate functions and certain share-based compensation costs as well as the results from our Media business. The results of Other businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

Note 3 of our interim financial statements for the three and six months ended June 30, 2012 includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency. We measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis.

(1)	Prior period amounts have been reclassified to reflect the current presentation. See Appendix C for restated 2011 and 2010 annual information.

CONSOLIDATED RESULTS

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change		2012	2011	Change
IFRS Financial Measures
Revenues	3,309	3,447	(4%)		6,663	6,777	(2%)
Operating profit	1,318	833	58%		1,704	1,229	39%
Diluted earnings per share	$1.11	$0.67	66%		$1.49	$0.97	54%

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,189	3,161	1%		6,376	6,238	2%
Adjusted EBITDA	892	888	-		1,717	1,605	7%
Adjusted EBITDA margin	28.0%	28.1%	(10	)bp	26.9%	25.7%	120	bp
Underlying operating profit	617	669	(8%)		1,162	1,205	(4%)
Underlying operating profit margin	19.3%	21.2%	(190	)bp	18.2%	19.3%	(110	)bp
Adjusted earnings per share from continuing operations	$0.54	$0.51	6%		$0.98	$0.88	11%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro and the British pound sterling, but weakened against the Japanese yen in the second quarter of 2012 compared to the same period in 2011. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues in U.S. dollars and on our underlying operating profit margin.

Revenues.

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,189	3,161	1%	2%	3%	(2%)	1%
Other businesses	120	286	n/m	n/m	n/m	n/m	n/m
Revenues	3,309	3,447	n/m	n/m	n/m	n/m	(4%)

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	6,376	6,238	1%	3%	4%	(2%)	2%
Other businesses	287	539	n/m	n/m	n/m	n/m	n/m
Revenues	6,663	6,777	n/m	n/m	n/m	n/m	(2%)

Revenues from ongoing businesses increased on a constant currency basis in both the three and six-month periods, led by our Legal, Tax & Accounting and Intellectual Property & Science segments, which collectively grew at a combined rate of 7% and 8%, respectively. Our Financial & Risk Segment grew 1% in the three and six-month periods, as increases in the Marketplaces and Governance, Risk & Compliance business units were partially offset by decreases in the Trading and Investors business units. Acquisitions contributed to revenue growth in each period.

Our Global Growth & Operations organization is focused on supporting our businesses in the following geographic areas: Latin America (and Iberia), the Middle East, Africa, Russia and the Commonwealth of Independent States, China and India. Revenues from these geographic areas represented approximately 7% of our revenues in both the three and six-month periods, and grew 19% on a constant currency basis (8% from existing businesses) in each period. Our 2011 acquisition of Mastersaf in Brazil contributed to revenue growth.

Operating profit, underlying operating profit and adjusted EBITDA.

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change		2012	2011	Change
Operating profit	1,318	833	58%		1,704	1,229	39%
Adjustments:
Amortization of other identifiable intangible assets	149	150			301	294
Integration programs expenses	-	42			-	112
Fair value adjustments	(43)	(8)			(13)	(10)
Other operating gains, net	(798)	(286)			(820)	(319)
Operating profit from Other businesses	(9)	(62)			(10)	(101)
Underlying operating profit	617	669	(8%)		1,162	1,205	(4%)
Adjustments:
Integration programs expenses	-	(42)			-	(112)
Depreciation and amortization of computer software (excluding Other businesses)	275	261			555	512
Adjusted EBITDA (1)	892	888	-		1,717	1,605	7%

Underlying operating profit margin	19.3%	21.2%	(190	)bp	18.2%	19.3%	(110	)bp
Adjusted EBITDA margin	28.0%	28.1%	(10	)bp	26.9%	25.7%	120	bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA.

Operating profit increased in both periods primarily due to a gain from the sale of our Healthcare business.

Underlying operating profit and the related margins decreased in both periods as the favorable effects from higher revenues and savings from efficiency initiatives were more than offset by expenses related to spending on products and customer service and administration to improve customer service and support levels in the Financial & Risk segment and higher depreciation and amortization. Foreign currency negatively impacted underlying operating profit margin by 20bp. The changes to adjusted EBITDA and the related margins reflected the elimination of Reuters integration expenses as the various programs were completed in 2011.

The six-month period of 2012 included $43 million of severance charges, the majority of which were incurred in the first quarter and recorded within Corporate & Other. The six-month period of 2011 included $39 million of efficiency-related charges incurred in the first quarter, the majority of which were recorded within our Financial & Risk segment as those charges were considered non-integration related.

As further discussed in the “Outlook” section of this management’s discussion and analysis, for the full year, we expect adjusted EBITDA margin to range between 27% and 28% and underlying operating profit margin to range between 18% and 19%. The acquisitions announced to date are expected to negatively impact underlying operating profit margins in 2012, which is reflected in our full year outlook. For the third quarter of 2012, we expect a sequential decline in EBITDA and underlying operating profit margins. We expect the third quarter of 2012 to represent the lowest point of our year-over-year profit growth. However, we expect a more pronounced improvement in margins in the fourth quarter of 2012, both sequentially and on a year-over-year basis, due to the elimination of reorganization costs and integration expenses that were incurred in the fourth quarter of last year.

Operating expenses.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Operating expenses	2,365	2,478	(5%)	4,918	5,030	(2%)
Remove:
Fair value adjustments (1)	43	8		13	10
Other businesses	(111)	(213)		(272)	(407)
Operating expenses, excluding fair value adjustments and Other businesses	2,297	2,273	1%	4,659	4,633	1%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other businesses, increased slightly in both periods. Savings generated from tight cost controls and efficiency initiatives mitigated increases associated with recent acquisitions and customer administration and customer service in the Financial & Risk segment. The six-month period of 2012 included $43 million of severance charges, the majority of which were incurred in the first quarter.

The three and six-month periods ended June 30, 2011 included $42 million and $112 million of Reuters integration expenses, respectively. Additionally, the six-month period ended June 30, 2011 included $39 million of efficiency-related charges incurred in the first quarter.

Depreciation and amortization.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Depreciation	109	110	(1%)	219	217	1%
Amortization of computer software	166	162	2%	341	326	5%
Amortization of other identifiable intangible assets	149	150	(1%)	301	294	2%

•
In the aggregate, depreciation and amortization of computer software increased in both periods as investments in products such as Thomson Reuters Eikon, new capital expenditures and amortization of assets from recently acquired businesses, particularly in our Tax & Accounting segment, were partially offset by decreases in Other businesses.

•
Amortization of other identifiable intangible assets was largely unchanged in both periods reflecting increases due to amortization from newly-acquired assets offset by decreases from the completion of amortization for certain identifiable assets acquired in previous years and decreases in Other businesses.

Other operating gains, net.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Other operating gains, net	798	286	820	319

In the six months ended June 30, 2012, other operating gains, net, were primarily comprised of gains of approximately $745 million from the sale of our Healthcare business and $40 million from the sale of our Portia business, which were both sold in the second quarter. The six months ended June 30, 2012 also included a gain of approximately $45 million from the sale of our Trade and Risk Management business which we sold in the first quarter. The six months ended June 30, 2011 included gains from the sales of our BARBRI legal education business and Scandinavian legal, tax and accounting business.

Net interest expense.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Net interest expense	91	98	(7%)	205	199	3%

The decrease in net interest expense for the three-month period was attributable to the reduction of interest on certain tax liabilities which were reversed during the period. The increase in net interest expense for the six-month period reflected lower interest income from a note receivable that related to a discontinued operation and was prepaid during the quarter. Because over 90% of our long-term debt obligations pay interest at fixed rates (after swaps), the balance of interest expense was relatively unchanged.

Other finance income.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Other finance (costs) income	(16)	9	14	16

Other finance income included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Tax expense.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Tax expense	279	174	246	226

Tax expense for the three and six months ended June 30, 2012 and 2011 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate.

The following items also affected tax expense in 2012:

Expense (benefit)	Three months ended June 30, 2012	Six months ended June 30, 2012
Sale of businesses
Healthcare(1)	224	137
Trade and Risk Management	-	33
Portia	14	14

Discrete tax items
Uncertain tax positions(2)	(80)	(84)
Corporate tax rates(3)	-	(14)
Other	(3)	(11)

(1)	The three months ended June 30, 2012 included an $87 million tax expense to write-off a deferred tax asset that was recognized in the first quarter of 2012.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to the impact on deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

The three and six months ended June 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to Woodbridge. As a result of Woodbridge selling its interest in that investment to a third party in April 2011, the tax losses became available to us for use for tax purposes.

Net earnings and earnings per share.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change	2012	2011	Change
Net earnings	935	572	63%	1,261	829	52%
Diluted earnings per share	$1.11	$0.67	66%	$1.49	$0.97	54%

Net earnings and the related per share amounts increased in both periods primarily from the gain on the sale of our Healthcare business.

Adjusted earnings and adjusted earnings per share from continuing operations.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts and share data)	2012	2011	Change	2012	2011	Change
Earnings attributable to common shareholders	922	563	64%	1,236	813	52%
Adjustments:
Operating profit from Other businesses	(9)	(62)		(10)	(101)
Fair value adjustments	(43)	(8)		(13)	(10)
Other operating gains, net	(798)	(286)		(820)	(319)
Other finance costs (income)	16	(9)		(14)	(16)
Share of post-tax (earnings) losses in equity method investees	(4)	(2)		3	(7)
Tax on above items	253	115		187	127
Interim period effective tax rate normalization	46	15		52	5
Discrete tax items (1)	(83)	(46)		(109)	(46)
Amortization of other identifiable intangible assets	149	150		301	294
Discontinued operations	1	-		3	(2)
Dividends declared on preference shares	(1)	(1)		(2)	(2)
Adjusted earnings from continuing operations	449	429	5%	814	736	11%
Adjusted earnings per share from continuing operations (adjusted EPS)	$0.54	$0.51	6%	$0.98	$0.88	11%
Diluted weighted average common shares (millions)	830.7	839.8		830.5	839.0

(1)	See “Tax expense”.

In both periods, adjusted earnings from continuing operations and the related per share amounts increased primarily due to the elimination of Reuters integration expenses and lower income taxes partially offset by lower underlying operating profit. Foreign currency negatively impacted adjusted earnings per share by $0.01.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows. By definition, results from the Media business and Other businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment. We use segment operating profit to measure the performance of our reportable segments. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with the Reuters integration program that was completed in 2011 and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues.

Financial & Risk

	Three months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	840	896	(2%)	-	(2%)	(4%)	(6%)
Investors	608	627	(1%)	-	(1%)	(2%)	(3%)
Marketplaces	292	282	1%	5%	6%	(2%)	4%
Governance, Risk & Compliance (GRC)	52	34	18%	38%	56%	(3%)	53%
Revenues	1,792	1,839	(1%)	2%	1%	(4%)	(3%)
EBITDA	460	526					(13%)
EBITDA margin	25.7%	28.6%					(290	)bp
Segment operating profit	306	377					(19%)
Segment operating profit margin	17.1%	20.5%					(340	)bp

	Six months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	1,699	1,781	(2%)	-	(2%)	(3%)	(5%)
Investors	1,211	1,250	(2%)	-	(2%)	(1%)	(3%)
Marketplaces	590	555	3%	5%	8%	(2%)	6%
Governance, Risk & Compliance (GRC)	103	57	17%	66%	83%	(2%)	81%
Revenues	3,603	3,643	(1%)	2%	1%	(2%)	(1%)
EBITDA	919	991					(7%)
EBITDA margin	25.5%	27.2%					(170	)bp
Segment operating profit	608	704					(14%)
Segment operating profit margin	16.9%	19.3%					(240	)bp

Revenues increased on a constant currency basis in both the three and six-month periods, led by contributions from Marketplaces, GRC and acquired businesses, partially offset by decreases in Trading and Investors. Acquired businesses in 2011 that contributed to revenue growth included Rafferty Capital Markets (a U.S. based registered broker-dealer in Marketplaces) and World-Check (a provider of financial crime and corruption information in GRC).

Financial & Risk is executing on a more focused strategy with new product launches and increased spending to improve the customer experience. During the quarter, we increased the number of active Eikon desktops by approximately 20% and we recently announced that we have stopped selling Reuters 3000Xtra to new customers in the Foreign Exchange, Fixed Income and Commodities & Energy sectors. This withdrawal marks an important milestone in our commitment to Eikon as our primary desktop platform.

Financial & Risk’s customer satisfaction ratings have improved and net sales (gross sales, less cancellations) have continued to improve since the fourth quarter of 2011, but remained negative. The global financial services market continues to be challenging. The external environment is worse than we had anticipated at the start of the year, particularly in Europe and with the global banks. Financial & Risk continues to work toward improved sales performance over the balance of the year, but achieving positive net sales in the fourth quarter will be challenging if the market environment continues to deteriorate.

By revenue type:	Second Quarter 2012 Revenues

•      Subscription revenues were unchanged in the three and six-month periods as acquisitions and the benefit from a price increase were offset by desktop cancellations. Excluding acquisitions, subscription revenues decreased 1% reflecting the negative net sales performance of the last several quarters. Financial & Risk continued to make progress with the rollout of Thomson Reuters Eikon and Thomson Reuters Elektron. Thomson Reuters Eikon active desktops totaled over 19,000 at the end of the second quarter of 2012, an increase of approximately 20% from the end of the first quarter of 2012, and Thomson Reuters Elektron has 15 hosting centers around the world.

•     Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) increased 1% and 2% for the three and six-month periods, respectively, as a result of increased demand for specialist data.

•     Transaction revenues increased 4% in both periods, led by Tradeweb and acquisitions, which offset lower foreign exchange volumes. Excluding acquisitions, revenues declined 3% for the three and six-month periods.

•     Outright revenues, which are primarily discrete sales of software and services and represent a small portion of Financial & Risk’s revenues declined 3% in the three-month period and increased 3% in the six-month period.
_____________________________

By geographic area, Financial & Risk’s revenues for the three-month period from Europe, Middle East and Africa (EMEA) were unchanged, Americas increased 3% and Asia declined 2% (mainly attributed to Japan). For the six-month period revenues increased in EMEA and the Americas and declined in Asia.

The following provides additional information regarding Financial & Risk businesses on a constant currency basis:

•
Trading revenues decreased in the three-month period as growth from Commodities & Energy and Datafeeds & Platform was offset by desktop cancellations in Exchange Traded Instruments and Fixed Income. Recoveries revenues increased 2% and Foreign Exchange was unchanged.

•
Investors revenues declined in the three-month period as a 4% increase in Enterprise Content, driven by demand for pricing and reference data, was more than offset by a 5% decrease from Investment Management (IM). Prior year cancellations and challenging operating conditions in Europe and for global banks continue to impact IM’s performance. Compared to the 10% decline in revenue that IM reported for the first quarter of 2012, IM improved sequentially in the second quarter. Revenues from Corporates increased 2% while Banking & Advisory (formerly Investment Banking) and Wealth Management were unchanged.

•
Marketplaces revenues increased in the three-month period led by Tradeweb, which benefited from the acquisition of Rafferty Capital Markets and also reflected 6% growth from Tradeweb’s existing business. Foreign exchange revenues declined just under 1% due to lower transaction volumes, reflecting a 7% decline in trading volumes.

•
GRC revenues increased significantly as this unit is primarily comprised of recently acquired business. However, revenues from existing GRC businesses increased 18%. Strong demand for financial crime and reputational risk solutions contributed to revenue growth. Eikon for Compliance Management, an Eikon desktop dedicated to trading floor compliance, was launched in July 2012.

Financial & Risk’s overall revenue dynamics for the first half of 2012 were similar to those in the second quarter of 2012.

In both periods, the decreases in Financial & Risk’s segment operating profit, EBITDA and the related margins reflected the impact of lower revenues from existing businesses and higher spending on improvements to its customer service and support levels. The decline in revenues from existing businesses impacted margins by approximately 100bp. Segment operating profit was further impacted by higher depreciation and amortization charges attributable to investments in products, such as Thomson Reuters Eikon, where we continued to roll out new releases in the second quarter of 2012. EBITDA and segment operating profit were adversely impacted by foreign currency in both periods. Excluding foreign currency, EBITDA decreased 9% and segment operating profit decreased 15% in the three-month period. In the six-month period, EBITDA decreased 4% and segment operating profit decreased 10% excluding foreign currency. The related margins in each period were modestly impacted by foreign currency.

Legal

	Three months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	818	803	2%	1%	3%	(1%)	2%
EBITDA	319	318					-
EBITDA margin	39.0%	39.6%					(60	)bp
Segment operating profit	251	250					-
Segment operating profit margin	30.7%	31.1%					(40	)bp

	Six months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,595	1,557	2%	1%	3%	(1%)	2%
EBITDA	589	575					2%
EBITDA margin	36.9%	36.9%					-
Segment operating profit	451	440					3%
Segment operating profit margin	28.3%	28.3%					-

Revenues increased on a constant currency basis in both the three and six-month periods, reflecting contributions from existing and acquired businesses. The Legal segment continues to benefit from our investments in products, adjacent markets and new geographic areas in recent years. While growth in the U.S. legal market remains restrained, we continue to see good growth in areas other than Core Legal Research. The legal services market environment was unchanged during the second quarter of 2012, following modest improvement in the first quarter of the year. While Legal had a slowing in gross sales during the quarter due to this environment, this was partially offset by better retention rates, which reflect the better retention profile of WestlawNext. We have now converted approximately 69% of Westlaw’s revenue base to WestlawNext and are on track to achieve a 75% conversion rate by the end of the year. We are expecting somewhat slower growth for the Legal segment in the third quarter, due to print timing, and better growth in the fourth quarter. Since print is a highly profitable business, this is likely to have a dampening effect on margins in the third quarter.

By revenue type:

•	Subscription revenues increased 2% and 3% for the three and six-month periods, respectively, led by client development solutions and global businesses;

•	Transaction revenues increased 15% and 12% for the three and six-month periods, respectively, led by our back office, legal process outsourcing solutions and global businesses; and

•	U.S. print revenues declined 1% and 2% for the three and six-month periods, respectively.

Revenues by line of business, for the three months ended June 30, 2012 were as follows:

•	U.S. Law Firm Solutions revenues increased 2% due to acquisitions and growth in Business of Law (FindLaw and Elite) of 17% (7% from acquisitions). Core Legal Research revenues declined 2%;

•	Corporate, Government & Academic revenues increased 5%, led by growth in legal process outsourcing; and

•
Global businesses revenues increased 5% (3% from existing businesses) led by growth in Latin America. Global businesses include the Legal segment’s operations outside of the U.S. in both developed markets such as the U.K., Canada, Australia and New Zealand and higher growth regions such as Latin America and Asia.

For the six months ended June 30, 2012, U.S. Law Firm Solutions, Corporate, Government & Academic and Global businesses revenues increased 2%, 4% and 6%, respectively.

The following chart illustrates the growth dynamics and changing business mix in the Legal segment:

Second Quarter 2012 Legal Revenues 3% Constant Currency Growth

EBITDA and segment operating profit for the Legal segment were essentially unchanged for the three-month period, but margins decreased 60bp and 40bp, respectively, primarily as a result of a change in business mix. As illustrated in the chart above, revenues from core legal research sold to U.S. law firms declined 2% in the second quarter of 2012, while the remaining Legal segment businesses grew by a combined 7%. While revenues from other Legal businesses have attractive margins, they are not as high as those in our Core Legal Research business. The change in business mix resulted in an 80bp negative impact to EBITDA margins for the second quarter of 2012. EBITDA and segment operating profit increased slightly in the six-month period, while margins were unchanged. Foreign currency benefited margins by approximately 50 basis points in the three-month period and 40 basis points in the six-month period.

Tax & Accounting

	Three months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	283	229	5%	20%	25%	(1%)	24%
EBITDA	84	69					22%
EBITDA margin	29.7%	30.1%					(40	)bp
Segment operating profit	56	47					19%
Segment operating profit margin	19.8%	20.5%					(70	)bp

	Six months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	593	467	7%	21%	28%	(1%)	27%
EBITDA	180	133					35%
EBITDA margin	30.4%	28.5%					190	bp
Segment operating profit	124	90					38%
Segment operating profit margin	20.9%	19.3%					160	bp

Revenues increased on a constant currency basis in both the three and six-month periods reflecting contributions from both existing and acquired businesses. Revenue growth was led by sales to professional accounting firms and our ONESOURCE platform. Acquisitions that contributed to revenue growth for Tax & Accounting included Dr. Tax Software, a Canadian based developer of income tax software for accounting firms and consumers; Mastersaf, which provided entry into Brazil; and Manatron, which provided entry into the government tax automation market.

EBITDA and segment operating profit increased in both the three and six-month periods due to the benefits of scale from higher revenues. In the three-month period, EBITDA and segment operating profit margins declined from the dilutive effects of acquired businesses.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	Three months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	216	211	4%	-	4%	(2%)	2%
EBITDA	75	71					6%
EBITDA margin	34.7%	33.6%					110	bp
Segment operating profit	59	57					4%
Segment operating profit margin	27.3%	27.0%					30	bp

	Six months ended June 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	425	412	4%	-	4%	(1%)	3%
EBITDA	147	137					7%
EBITDA margin	34.6%	33.3%					130	bp
Segment operating profit	114	109					5%
Segment operating profit margin	26.8%	26.5%					30	bp

Revenues increased on a constant currency basis in both the three and six-month periods entirely from existing businesses. For the three-month period revenue increased in each of Intellectual Property & Science’s businesses; Intellectual Property Solutions (4%), Scientific & Scholarly Research (3%) and Life Sciences (5%). Revenue trends for the six-month period were similar, except for Life Science which increased 2%.

In both the three and six-month periods, EBITDA, segment operating profit and the related margins increased due to higher revenues. Segment operating profit and the related margin also reflected the impact of higher depreciation and amortization charges attributable to investments in products.

Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues – Media	83	84	165	166

Media	(1)	(1)	(2)	(2)
Core corporate expenses	(54)	(61)	(133)	(136)
Total	(55)	(62)	(135)	(138)

Revenues from our Media business were relatively unchanged in both the three and six-month periods, as an increase in Agency revenues, led by Reuters America, was offset by lower advertising-based revenues and unfavorable foreign currency fluctuations.

Core corporate expenses were lower in both periods as savings initiatives more than offset severance charges.

Other businesses

“Other businesses” includes businesses that we plan to sell or close. We provide information on the performance of these Other businesses separately from our reportable segments. The results of Other businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues	120	286	287	539
Operating profit	9	62	10	101

The more significant businesses included in this category for the periods presented were:

Business	Status	Former Segment	Description
BARBRI	Sold - Q2 2011	Legal	A provider of bar exam preparatory workshops, courses, software, lectures and other tools in the U.S.
Healthcare	Sold - Q2 2012	Healthcare & Science	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Property Tax Consulting	Held for sale	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.
Trade and Risk Management	Sold - Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, we had a strong liquidity position with:

•	Approximately $1.8 billion of cash on hand, largely from the recent disposal of our Healthcare business;

•	Access through August 2016 to an undrawn $2.0 billion syndicated credit facility;

•	The ability to access capital markets as evidenced by our active commercial paper program; and

•	No scheduled maturities of long-term debt until 2013.

We expect to continue to generate significant free cash flow in 2012 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash provided by our operations, our commercial paper program and borrowings available under our credit facility will be sufficient to fund our expected cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

Proceeds from closings of previously announced divestitures of almost $2.0 billion in the six-month period are also a source of liquidity in 2012.

FINANCIAL POSITION

Our total assets were $31.9 billion at June 30, 2012 compared to $32.5 billion at December 31, 2011. Total assets decreased in the six-month period of 2012 largely due to depreciation and amortization as well as the impacts of foreign currency, which was partially offset by additions from newly acquired businesses and capital expenditures.

Net Debt (1)

	As at
(millions of U.S. dollars)	June 30, 2012	December 31, 2011
Current indebtedness	8	434
Long-term indebtedness	7,158	7,160
Total debt	7,166	7,594
Swaps	(189)	(224)
Total debt after swaps	6,977	7,370
Other derivatives (2)	-	(2)
Remove fair value adjustments for hedges	(47)	(19)
Total debt after hedging arrangements	6,930	7,349
Remove transaction costs and discounts included in the carrying value of debt	55	60
Less: cash and cash equivalents (3)	(1,801)	(422)
Net debt	5,184	6,987

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(3)
Includes $139 million and $147 million at June 30, 2012 and December 31, 2011, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and therefore are not available for general use by us.

The decrease in our net debt was primarily due to repayment of commercial paper borrowings and the increase in cash and cash equivalents. See “Cash Flow” for additional information regarding changes in cash and cash equivalents.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled maturity of long-term debt is in July 2013. At June 30, 2012, the average maturity of our long-term debt was approximately seven years at an average interest rate (after swaps) under 6%. Our commercial paper program also provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds, dividend payments and debt repayments. At June 30, 2012, no amounts were outstanding under our commercial paper program.

Additional information.

•
We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements;

•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements; and

•	We have issued $350 million principal amount of debt securities under our $3.0 billion debt shelf prospectus that expires in May 2013. None of these debt securities were issued in 2012.

Total Equity

(millions of U.S. dollars)
Balance at December 31, 2011	16,750
Net earnings	1,261
Share issuances	73
Share repurchases	(168)
Effect of share-based compensation plans on contributed surplus	3
Dividends declared on common shares	(531)
Dividends declared on preference shares	(2)
Change in unrecognized net loss on cash flow hedges	(28)
Change in foreign currency translation adjustment	(85)
Net actuarial losses on defined benefit pension plans, net of tax	(199)
Distributions to non-controlling interests	(23)
Balance at June 30, 2012	17,051

We returned approximately $0.7 billion to our shareholders through dividends and share repurchases in the six months ended June 30, 2012.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program, our credit facility as well as the issuance of public debt. In 2012, proceeds from divestitures are also a source of liquidity. Our principal uses of cash are for debt servicing costs, debt repayments, dividend payments, capital expenditures, acquisitions and we have recently used cash to repurchase outstanding shares in open market transactions.

Summary of Statement of Cash Flow

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Net cash provided by operating activities	870	879	(9)	1,143	1,079	64
Net cash provided by (used in) investing activities	1,149	(404)	1,553	1,326	(681)	2,007
Net cash used in financing activities	(678)	(374)	(304)	(1,087)	(554)	(533)
Translation adjustments on cash and cash equivalents	(7)	1	(8)	(3)	5	(8)
Increase (decrease) in cash and cash equivalents	1,334	102	1,232	1,379	(151)	1,530
Cash and cash equivalents at beginning of period	467	611	(144)	422	864	(442)
Cash and cash equivalents at end of period	1,801	713	1,088	1,801	713	1,088

Key highlights:

•	For the six months ended June 30, 2012, net cash provided by operating activities increased from the elimination of Reuters integration expenses and lower tax payments;

•
Through June 30, 2012, we received approximately $2.0 billion in proceeds (within investing activities) from the sales of our Healthcare business, our Trade and Risk Management business and Portia business; and

•	We reduced our short-term borrowings by $423 million and continued to return cash to our shareholders in the six-month period.

Operating activities. Net cash provided by operating activities in the three-month period decreased slightly as the elimination of Reuters integration expenses and lower tax payments were offset by working capital movements. Net cash provided by operating activities in the six-month period increased from the elimination of Reuters integration expenses and lower tax payments.

Investing activities. The increase in net cash provided by investing activities in the three-month period was attributable to the sale of our Healthcare business, for which we received proceeds of $1.25 billion, and the sale of our Portia business. The six-month period also reflected the sale of our Trade & Risk Management business. During the three and six months ended June 30, 2012, we continued to make investments in acquisitions and incur capital expenditures. Our acquisition spending for the six-month period was principally in our Tax & Accounting segment and capital expenditures were directed primarily at product and infrastructure technology. In particular, we continued to make investments in our Thomson Reuters Eikon platform, with a focus on improving performance and stability, adding functionality and developing future releases.

Financing activities. The increase in net cash used by financing activities was principally attributable to repayments of commercial paper borrowings. We also returned more cash to our shareholders through repurchases of shares and an increase in our annualized dividend rate for 2012. Additional information about our debt, dividends and share repurchases is as follows:

•
Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds, dividend payments and debt repayments. We had no commercial paper borrowings outstanding at June 30, 2012. Issuances of commercial paper reached a peak of $0.6 billion during the six-month period.

•
Credit facility. We have a $2.0 billion unsecured syndicated credit facility agreement which we may utilize from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes. As of June 30, 2012, we had no amounts drawn under the credit facility.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility agreement. Under the agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2012.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

In May 2012, Standard & Poor’s changed its outlook for our long-term debt rating from stable to negative. Standard & Poor’s did not change its overall debt rating, and the change has not materially impacted our cost of borrowing or access to credit. We are not aware of any changes to our credit ratings being contemplated by the other rating agencies.

These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•      Dividends. Dividends paid on our common shares were as follows for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Dividends declared	266	259	531	518
Dividends reinvested	(10)	(11)	(19)	(53)
Dividends paid	256	248	512	465

In February 2012, our board of directors approved a $0.04 per share increase in the annualized dividend rate to $1.28 per common share.

The decrease in dividends reinvested in shares reflected lower reinvestment by Woodbridge, which had temporarily increased its participation in our dividend reinvestment plan in the first quarter of last year.

•
Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy. In May 2012, we renewed our normal course issuer bid (NCIB) share repurchase facility for an additional 12-month period. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) in open market transactions on the Toronto Stock Exchange (TSX) or the New York Stock Exchange (NYSE) between May 22, 2012 and May 21, 2013.

During the three and six months ended June 30, 2012, we repurchased 5,097,400 and 5,948,600 of our common shares for approximately $144 million and $168 million, respectively. The average price per share for 2012 repurchases was $28.26. We have repurchased 4,332,200 of our common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Free cash flow and free cash flow from ongoing operations.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Net cash provided by operating activities	870	879	1,143	1,079
Capital expenditures, less proceeds from disposals	(211)	(247)	(494)	(541)
Other investing activities	2	2	7	37
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	660	633	654	573
Remove: Other businesses	(19)	(22)	(54)	(107)
Free cash flow from ongoing operations	641	611	600	466

Free cash flow and free cash flow from ongoing operations increased in both the three and six-month periods ended June 30, 2012. The year-over-year improvement in these measures was attributable to the elimination of Reuters integration expenses, lower capital expenditures and lower tax payments. Free cash flow was also impacted by the elimination of operating cash flows from Other businesses due to the timing of completed divestitures.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2011 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended June 30, 2012.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While we do not believe that we have engaged in any anti-competitive behavior related to RIC symbols, we offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. Following initial feedback from market testing (as prescribed by European Union law), we entered into further discussions with the European Commission and subsequently produced a revised set of commitments which the European Commission is currently market testing.

In addition to the matter described above, we have engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2012 that was first communicated in February.

The following table sets forth our current 2012 outlook, the material assumptions related to our outlook and the material risks that may cause actual performance to differ materially from our current expectations.
Our 2012 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure. We provide our outlook for free cash flow both including and excluding businesses that have been or are expected to be exited through sale or closure.

2012 Outlook	Material assumptions	Material risks
Revenues expected to grow low single digits
—     Improvement in net sales as the year progresses

—     Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies

—     Continued increase in the number of professionals around the world and their demand for high quality information and services

—     Successful execution of ongoing product release and customer support programs, globalization strategy and other growth initiatives

—     Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

—     Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—     Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

—     Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

—     Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

Adjusted EBITDA margin expected to be between 27% and 28%
—     Revenues expected to grow low single digits in 2012

—     Business mix continues to shift to higher-growth lower margin offerings

—     Realization of expected benefits from efficiency initiatives and 2011 organizational realignments

—     See the risks above related to the revenue outlook

—     Revenues from higher margin businesses may be lower than expected

—     The costs of required investments exceed expectations or actual returns are below expectations

•      Acquisition and disposal activity may impact expectations, as such activity may dilute margins

2012 Outlook	Material assumptions	Material risks
Underlying operating profit margin expected to be between 18% and 19%
—     Adjusted EBITDA margin expected to be between 27% and 28% in 2012

—     Depreciation and amortization expense expected to represent 9% of revenues reflecting prior investments

—     Capital expenditures expected to be between 7.5% and 8.0% of revenues
— See the risks above related to adjusted EBITDA margin outlook — 2012 capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow expected to increase 5% to 10% and free cash flow from ongoing operations expected to grow 15% to 20%	— Revenues expected to grow low single digits in 2012 — Adjusted EBITDA margin expected to be between 27% and 28% — Capital expenditures expected to be between 7.5% to 8.0% of revenues
—     See the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—     A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—     2012 capital expenditures may be higher than currently expected resulting in higher cash outflows

—     The timing of completing divestitures may vary from our expectations resulting in actual free cash flow performance below our expectations

Additionally, in 2012, we expect interest expense to be $400 million to $425 million, assuming no significant change in our level of indebtedness. We also expect that our 2012 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 21% to 23%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of July 30, 2012, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe),  which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2011, the total amount charged to Woodbridge for these services was approximately $69,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2011 were $58,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $5 million for the six months ended June 30, 2012.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services which were valued at approximately $400,000 for the six months ended June 30, 2012.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $19 million for the six months ended June 30, 2012.

OTHER TRANSACTIONS

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

SUBSEQUENT EVENTS

ACQUISITIONS

In July 2012, we commenced a tender offer to acquire all of the outstanding common shares of FX Alliance Inc., a global provider of electronic foreign exchange trading solutions to corporations and asset managers, for $22.00 per share. We estimate that the aggregate purchase price will be approximately $680 million. The transaction is expected to close in the third quarter of 2012.

In July 2012, we signed a definitive agreement to acquire MarkMonitor, a provider of online brand protection. The transaction is expected to close in the third quarter of 2012.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2011 annual management’s discussion and analysis, which is contained in our 2011 annual report, as well as note 2 of our interim financial statements for the six months ended June 30, 2012, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2011 annual management’s discussion and analysis, which is contained in our 2011 annual report, for additional information. Since the date of our 2011 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We continue to modify the design and documentation of the related internal control processes and procedures as the phased implementation progresses.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of July 30, 2012, we had outstanding 825,428,235 common shares, 6,000,000 Series II preference shares, 12,548,768 stock options and a total of 7,894,287 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2011 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the ”Outlook” section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2011 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments and Corporate & Other (which includes the Media business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. In 2011, this measure also included expenses associated with the final year of the Reuters integration program. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other identifiable intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing operations	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the periods presented.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change		2012	2011	Change
Earnings from continuing operations	936	572	64%		1,264	827	53%
Adjustments:
Tax expense	279	174			246	226
Other finance costs (income)	16	(9)			(14)	(16)
Net interest expense	91	98			205	199
Amortization of other identifiable intangible assets	149	150			301	294
Amortization of computer software	166	162			341	326
Depreciation	109	110			219	217
EBITDA	1,746	1,257	39%		2,562	2,073	24%
Adjustments:
Share of post tax (earnings) losses in equity method investees	(4)	(2)			3	(7)
Other operating gains, net	(798)	(286)			(820)	(319)
Fair value adjustments	(43)	(8)			(13)	(10)
EBITDA from Other businesses (1)	(9)	(73)			(15)	(132)
Adjusted EBITDA	892	888	-		1,717	1,605	7%
Adjusted EBITDA margin	28.0%	28.1%	(10	)bp	26.9%	25.7%	120	bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended June 30, 2012			Three months ended June 30, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	306	154	460	377	149	526
Legal	251	68	319	250	68	318
Tax & Accounting	56	28	84	47	22	69
Intellectual Property & Science	59	16	75	57	14	71
Corporate & Other (includes Media) (2)	(55)	9	(46)	(62)	8	(54)
Integration programs expenses	na	na	-	na	na	(42)
Total	617	275	892	669	261	888
**	Excludes Other businesses (1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINED)

	Six months ended June 30, 2012			Six months ended June 30, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	608	311	919	704	287	991
Legal	451	138	589	440	135	575
Tax & Accounting	124	56	180	90	43	133
Intellectual Property & Science	114	33	147	109	28	137
Corporate & Other (includes Media) (2)	(135)	17	(118)	(138)	19	(119)
Integration programs expenses	na	na	-	na	na	(112)
Total	1,162	555	1,717	1,205	512	1,605
**	Excludes Other businesses (1)

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues	120	286	287	539

Operating profit	9	62	10	101
Depreciation and amortization of computer software	-	11	5	31
EBITDA	9	73	15	132

(2)	Corporate & Other includes the Media business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION:

REALIGNMENT OF REPORTABLE SEGMENTS - RESTATED FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Effective January 1, 2012, we are organized as four reportable segments reflecting how our businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also report on “Corporate & Other” and “Other businesses”. The items in these categories do not qualify as a component of another reportable segment, nor as a separate reportable segment.

The following tables provide our segment information and non-IFRS financial measures reflecting our current organizational structure for the years ended December 31, 2011 and 2010.

Business segment information

	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues
Trading	3,537	3,400	-	-	-	4%	4%
Investors	2,472	2,432	(1%)	-	(1%)	3%	2%
Marketplaces	1,134	997	4%	7%	11%	3%	14%
Governance Risk & Compliance	154	73	14%	94%	108%	3%	111%
Financial & Risk	7,297	6,902	1%	2%	3%	3%	6%
Legal	3,221	3,027	2%	3%	5%	1%	6%
Tax & Accounting	1,050	907	6%	9%	15%	1%	16%
Intellectual Property & Science	852	789	5%	2%	7%	1%	8%
Reportable segments	12,420	11,625	2%	3%	5%	2%	7%
Corporate & Other (includes Media) (2)	336	324	-	-	-	4%	4%
Eliminations	(13)	(12)	-	-	-	-	-
Revenues from ongoing businesses	12,743	11,937	2%	3%	5%	2%	7%
Other businesses (1)	1,064	1,133	n/m	n/m	n/m	n/m	n/m
Consolidated revenues	13,807	13,070	n/m	n/m	n/m	n/m	6%

Operating (loss) profit			Margin
Segment operating profit			2011	2010
Financial & Risk	1,396	1,270	19.1%	18.4%
Legal	941	892	29.2%	29.5%
Tax & Accounting	237	203	22.6%	22.4%
Intellectual Property & Science	237	209	27.8%	26.5%
Reportable segments	2,811	2,574	22.6%	22.1%
Corporate & Other (includes Media) (2)	(270)	(257)	-	-
Underlying operating profit	2,541	2,317	19.9%	19.4%
Other businesses (1)	238	243
Integration programs expenses	(215)	(463)
Fair value adjustments	149	(117)
Amortization of other identifiable intangible assets	(612)	(545)
Goodwill impairment	(3,010)	-
Other operating gains (losses), net	204	(16)
Consolidated operating (loss) profit	(705)	1,419

Reconciliation of operating (loss) profit to underlying operating profit and adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating (loss) profit	(705)	1,419	n/m
Adjustments:
Goodwill impairment	3,010	-
Amortization of other identifiable intangible assets	612	545
Integration programs expenses	215	463
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Operating profit from Other businesses (1)	(238)	(243)
Underlying operating profit	2,541	2,317	10%
Adjustments:
Integration programs expenses	(215)	(463)
Depreciation and amortization of computer software (excluding Other businesses (1))	1,042	955
Adjusted EBITDA	3,368	2,809	20%

Underlying operating profit margin	19.9%	19.4%	50	bp
Adjusted EBITDA margin	26.4%	23.5%	290	bp

Reconciliation of (loss) earnings attributable to common shareholders to adjusted earnings from continuing operations

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
(Loss) earnings attributable to common shareholders	(1,390)	909	n/m
Adjustments:
Goodwill impairment	3,010	-
Goodwill impairment attributable to non-controlling interests	(40)	-
Operating profit from Other businesses (1)	(238)	(243)
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Other finance costs (income)	15	(28)
Share of post-tax earnings in equity method investees	(13)	(8)
Tax on above items	143	21
Discrete tax items	(105)	(47)
Amortization of other identifiable intangible assets	612	545
Discontinued operations	(4)	-
Dividends declared on preference shares	(3)	(3)
Adjusted earnings from continuing operations	1,634	1,279	28%
Adjusted earnings per share from continuing operations	$1.96	$1.53	28%
Diluted weighted average common shares (millions)	835.8	836.4

Reconciliation of (loss) earnings from continuing operations to adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
(Loss) earnings from continuing operations	(1,396)	933	n/m
Adjustments:
Tax expense	293	139
Other finance costs (income)	15	(28)
Net interest expense	396	383
Amortization of other identifiable intangible assets	612	545
Amortization of computer software	659	572
Depreciation	438	457
EBITDA	1,017	3,001
Adjustments:
Share of post-tax earnings in equity method investees	(13)	(8)
Other operating (gains) losses, net	(204)	16
Goodwill impairment	3,010	-
Fair value adjustments	(149)	117
EBITDA from Other businesses (1)	(293)	(317)
Adjusted EBITDA	3,368	2,809	20%
Adjusted EBITDA margin	26.4%	23.5%	290	bp

Reconciliation of underlying operating profit to adjusted EBITDA by business segment

	Year ended December 31, 2011			Year ended December 31, 2010
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,396	576	1,972	1,270	520	1,790
Legal	941	269	1,210	892	254	1,146
Tax & Accounting	237	95	332	203	81	284
Intellectual Property & Science	237	59	296	209	54	263
Corporate & Other (includes Media) (2)	(270)	43	(227)	(257)	46	(211)
Integration programs expenses	na	na	(215)	na	na	(463)
Total	2,541	1,042	3,368	2,317	955	2,809

**	Excludes Other businesses (1)

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Revenues	1,064	1,133

Operating profit	238	243
Depreciation and amortization of computer software	55	74
EBITDA	293	317

(2)	Corporate & Other includes the Media business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX D

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	2012	2011	2011	2010	2011	2010
Revenues	3,354	3,330	3,309	3,447	3,453	3,256	3,577	3,458
Operating profit (loss)	386	396	1,318	833	659	356	(2,593)	307
Earnings (loss) from continuing operations	328	255	936	572	381	271	(2,604)	225
(Loss) earnings from discontinued operations, net of tax	(2)	2	(1)	-	-	6	2	-
Net earnings (loss)	326	257	935	572	381	277	(2,602)	225
Earnings (loss) attributable to common shares	314	250	922	563	369	268	(2,572)	224

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	(1)	(1)	(1)

Basic earnings per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.44	$0.31	$(3.11)	$0.27
From discontinued operations	-	-	-	-	-	0.01	-	-
	$0.38	$0.30	$1.11	$0.67	$0.44	$0.32	$(3.11)	$0.27
Diluted earnings per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.44	$0.31	$(3.11)	$0.27
From discontinued operations	-	-	-	-	-	0.01	-	-
	$0.38	$0.30	$1.11	$0.67	$0.44	$0.32	$(3.11)	$0.27

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that commenced in 2008 and was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our results also reflect the savings benefits realized from the Reuters integration.

Revenues declined in the quarter ended June 30, 2012 compared to the respective prior-year period, reflecting divestitures of Other businesses, which was partially offset by revenue increases in our ongoing business. Revenue increases in our ongoing businesses were driven by investments in products, adjacent markets and new geographic areas, and were led by our Legal, Tax & Accounting and Intellectual Property & Science segments, with slower growth from our Financial & Risk segment due to challenges in that business. The quarter ended June 30, 2012 included approximately $790 million of gains from the sales of Other businesses and tax expense of $238 million related to those gains, partially offset by $83 million of discrete tax benefits. Foreign currency had a negative impact on revenues in the first and second quarter of 2012 and a positive impact in the third quarter of 2011. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our financial businesses. The second quarter of 2011 included $386 million of gains from the disposal of businesses and investments and $69 million of charges relating to the termination of a vendor agreement. Integration programs expenses declined through 2011 compared to 2010 as the various initiatives were completed.